Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 6, 2014, relating to the consolidated financial statements of General Motors Company and subsidiaries (“the Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of amendments to accounting standards) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of General Motors Company for the year ended December 31, 2013. We also consent to the reference to us under the headings “Summary Consolidated Financial Information” and "Experts" in the Prospectus, which is part of this Registration Statement.

/S/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Detroit, Michigan
May 22, 2014